TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

04030897

27 May 2004

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
JUN 08 2004
WASH. D.C. 155 SECTION

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

SUPPL

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

dlw 6/23

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

27 May 2004

Mr James Gerraty
Manager Companies – Melbourne
Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne Vic 3000

Facsimile (03) 9614 0303

Dear Mr Gerraty

TAH – Request for Trading Halt

TABCORP Holdings Limited (***TABCORP***) requests that Australian Stock Exchange Limited grants a trading halt in TABCORP's ordinary shares.

The trading halt is sought pending the making of material announcements to the market. It is expected that, upon announcements being made, the trading halt will end.

TABCORP is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Peter Caillard
Executive General Manager – Corporate, Legal and Compliance

File No. 82-3841

tablimited   TABCORP

" This represents a return to Tab shareholders of 62%, or an increase in value of approximately $850 million during that time (including the benefits of dividends paid)."

"Tab's businesses are in excellent shape, offer significant strategic value and are well positioned for further growth. The quality of these businesses is reflected in the increased offer from TABCORP, which we now recommend shareholders accept, in the absence of a superior proposal (which the Board considers unlikely)."

TABCORP also announced that it will extend its offer by approximately two weeks so that the offer will now close at 7.00pm (Sydney time) on Wednesday, 23 June 2004, unless extended or withdrawn.

Mr Robinson concluded: "TABCORP's offer provides Tab shareholders with an exciting opportunity which they should accept now. To accept the offer, Tab shareholders should follow the instructions on the acceptance form they have received previously."

Tab shareholders can expect to receive supplementary offer documentation in due course.

If Tab shareholders have questions in relation to TABCORP's offer, they should call Tab's information line on 1300 137 984 or TABCORP's offer information line on 1800 010 202.

If Tab shareholders wish to obtain a replacement acceptance form, they should call the TABCORP offer information line on 1800 010 202.

For further information please contact:

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At Tab

Media enquiries –
Graham Cassidy
Tel (02) 92181199 or 0419 202317

Sue Cato
Tel 0419 282319

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277

At Macquarie Bank

Michael Cook
Executive Director
Tel (02) 8232 4110 or
0400 086788

At ABN-AMRO

Simon Perrott
Managing Director
Tel (02) 8259 5312 or
0418 661 687

tablimited TABCORP

" This represents a return to Tab shareholders of 62%, or an increase in value of approximately $850 million during that time (including the benefits of dividends paid)."

"Tab's businesses are in excellent shape, offer significant strategic value and are well positioned for further growth. The quality of these businesses is reflected in the increased offer from TABCORP, which we now recommend shareholders accept, in the absence of a superior proposal (which the Board considers unlikely)."

TABCORP also announced that it will extend its offer by approximately two weeks so that the offer will now close at 7.00pm (Sydney time) on Wednesday, 23 June 2004, unless extended or withdrawn.

Mr Robinson concluded: "TABCORP's offer provides Tab shareholders with an exciting opportunity which they should accept now. To accept the offer, Tab shareholders should follow the instructions on the acceptance form they have received previously."

Tab shareholders can expect to receive supplementary offer documentation in due course.

If Tab shareholders have questions in relation to TABCORP's offer, they should call Tab's information line on 1300 137 984 or TABCORP's offer information line on 1800 010 202.

If Tab shareholders wish to obtain a replacement acceptance form, they should call the TABCORP offer information line on 1800 010 202.

For further information please contact:

At TABCORP

Bruce Tobin
General Manager Public Affairs
Tel (03) 9868 2508

At Tab

Media enquiries –
Graham Cassidy
Tel (02) 92181199 or 0419 202317

Sue Cato
Tel 0419 282319

At UBS

Peter Scott
Managing Director
Tel (03) 9242 6273

Tim Antonie
Managing Director
Tel (03) 9242 6277

At Macquarie Bank

Michael Cook
Executive Director
Tel (02) 8232 4110 or
0400 086788

At ABN-AMRO

Simon Perrott
Managing Director
Tel (02) 8259 5312 or
0418 661 687

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

27 May 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

27 May 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

YEAR END REPORTING TIMETABLE

The following indicative dates are scheduled for the company's 2003/4 end of financial year reporting timetable;

- 26 August 2004 - full year results announcement
- 31 August - ex-dividend for final dividend
- 6 September - record date for final dividend
- 11 October - final dividend payment
- 29 November - Annual General Meeting

Confirmation of the dates relating to the final dividend will be provided in the full year results announcement.

Peter Caillard

Peter Caillard
Company Secretary